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                                                             EXHIBIT 99.(a).(12)


[HERBALIFE LETTERHEAD]


Contact: Investor Relations
         Herbalife International
         (310) 410-9600 ext. 32202
         HerbalifeIR@Compuserve.com



               TENDER OFFER PERIOD EXTENDED FOR HERBALIFE BUY-OUT



         LOS ANGELES, CA - October 13, 1999 -- Herbalife International, Inc. (Nasdaq NM: HERBA, HERBB) reported today that MH Millennium Acquisition Corp., an entity controlled and beneficially owned by Mark Hughes, the Founder, Chairman, President and Chief Executive Officer of Herbalife, has extended the expiration of its previously announced tender offer to 5:00 p.m., New York City time, on Wednesday, November 24, 1999. The tender offer, which commenced on September 17, 1999, was initially set to expire on October 15, 1999 and was extended to October 29, 1999. In addition, Herbalife was informed by Mr. Hughes that he may further extend the expiration time. The companies' advisors have indicated that certain holders, including certain institutional holders, of shares generally do not tender until near the end of the tender period. However, as of the close of business on October 11, 1999, approximately 328,227 shares of Herbalife's Class A stock and 467,500 shares of Herbalife's Class B stock had been validly tendered and not withdrawn in response to the tender offer.


         On September 13, 1999, Herbalife announced that its Board of Directors accepted a definitive offer from Mark Hughes to purchase all company shares not owned by Mr. Hughes for $17.00 per share in cash.

         Herbalife International, Inc. markets nutritional, weight-management and personal care products in 44 countries worldwide. Herbalife products are available only through a network of independent distributors who purchase the products directly from the Company.